Filed Pursuant To Rule 433

Registration No. 333-278880

March 5, 2025

Grayscale Ethereum Trust ETF Pioneering exposure to Ether Invest Now $18.63 Market Price as of 03/05/2025 Ticker: ETHE Investing involves risk, including possible loss of principal. An investment in ETHE is subject to a high degree of risk and heightened volatility. ETHE is not suitable for an investor that cannot afford the loss of the entire investment. An investment in the Fund is not a direct investment in Ether. Investment Strategy Grayscale Ethereum Trust ETF is solely and passively invested in Ether. Its investment objective is to reflect the value of Ether held by the Trust, less expenses and other liabilities. Ether is a digital asset that is created and transmitted through the operations of the peer-to-peer Ethereum Network, a decentralized network of computers that operates on cryptographic protocols. The Ethereum Network allows people to exchange tokens of value, called Ether, which are recorded on a public transaction ledger known as a blockchain. $18.63 Market Price As of 03/05/2025 4.31% 1 Day Market Price Change As of 03/05/2025

eum Trust ETF Grayscale Ethereum Trust ETF Grayscale Ethereum Trust ETF Grayscale Ethereum Trust ETF Grayscale Ethereum Trust ETF Grayscale Ethere

Why ETHE?

First To Trade

ETHE was the first spot Ether exchange-traded product to commence trading in the U.S.

Long Operating History

ETHE first launched in 2017 as a private placement. In mid-2019, shares began trading publicly on OTC Markets under symbol: ETHE. This continued until 2024, when ETHE uplisted to NYSE Arca as a spot Ether ETP.

Expert Sponsor

ETHE is sponsored by Grayscale, one of the the world's leading crypto asset managers with over a decade of experience operating crypto investment products.

Overview

As of 03/05/2025

NAME	Grayscale Ethereum Trust ETF	**DISTRIBUTION FREQUENCY**	None
TICKER	ETHE	**TRUST INCEPTION DATE**	12/14/2017
PRIMARY LISTING MARKET	NYSE ARCA	**PUBLIC QUOTATION DATE**	06/20/2019
CUSIP	389638107	**ETF LISTING DATE**	07/23/2024
ISIN	US3896381072		

Key Fund Information

As of 03/05/2025

ASSETS UNDER MANAGEMENT (NON-GAAP)	$2,830,579,175.40	**SPONSOR**	Grayscale Investments, LLC
SHARES OUTSTANDING	151,988,500	**INDEX PROVIDER**	CoinDesk Indices, Inc.

TOTAL EXPENSE RATIO	2.50%
TOTAL ETHER IN FUND	1,268,754.757
ETHER PER SHARE	0.00834770
BASE CURRENCY	USD

FUND ADMINISTRATOR	BNY
DIGITAL ASSET CUSTODIAN	Coinbase Custody Trust Company, LLC
MARKETING AGENT	Foreside Fund Services, LLC

Performance

ETHE was first created in 2017. In 2024, it uplisted to NYSE Arca as a spot Ether ETP.

Daily Performance

As of 03/05/2025

NET ASSET VALUE (NAV) PER SHARE	$18.62
NAV PER SHARE 1D CHANGE ($)	$0.76
NAV PER SHARE 1D CHANGE (%)	4.26%
MARKET PRICE	$18.63
PREMIUM / DISCOUNT (%)	0.05%
30D MEDIAN BID/ASK SPREAD (%)	--

ETX INDEX PRICE	$2,230.99
DAILY VOLUME (SHARES)*	9,409,849
MARKET PRICE 1D CHANGE ($)	$0.77
MARKET PRICE 1D CHANGE (%)	4.31%
GAAP AUM	$2,830,909,051.64
GAAP NAV PER SHARE	$18.63

*Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity.

Median 30 Day Spread is a calculation of ETHE's median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by: identifying the Fund's national best bid and national best offer as of the end of each 10 second interval during each trading day of the last 30 calendar days; dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and identifying the median of those values.

GAAP AUM and GAAP NAV Per Share represents the applicable Product's principal market price and is calculated using a GAAP methodology. For additional information, see the applicable Product's financial statements.

Returns | Premium/Discount

Market Price | NAV Per Share | Volume

As of 03/05/2025

Zoom 1m 3m 6m YTD 1y All

MONTH-ENDQUARTER-END 1 month 3 month 6 months YTD 1 year 3 years 5 years 10 years Annualized Since Inception Cumulative Since Inception Market Price, % -33.25 -38.61 -12.65 -33.94 -- -36.93 NAV Per Share, % -33.30 -38.75 -12.65 -33.99 -- -36.83 Benchmark Index, % -33.19 -38.37 -11.57 -33.71 -- -35.88 Since inception is the ETP listing date of 07/23/2024. The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Shares of any ETP are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. Benchmark Index refers to The CoinDesk Ether Price Index (ETX) which provides a USD-denominated reference rate for the spot price of Ether (ETH). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price. NAV is the dollar value of a single share, based on the value of the underlying assets of the fund minus its liabilities, divided by the number of shares outstanding. Calculated at the end of each business day using the 4PM ET index price. Market Price is the current price at which shares are bought and sold. Market returns are based upon the last trade price. Historical Performance Grayscale Ethereum Trust ETF first launched as a private placement in 2017. In mid-2019, shares began trading publicly on OTC Markets under symbol: ETHE. This continued until 2024, when ETHE uplisted to NYSE Arca as a spot Ether ETP.

NAV Per Share As of 03/05/20251m 3m 6m YTD 1y All 2018 2020 2022 2024 2020 2020 2025 2025 01 02 03 04 05 0 February 2025 1 month 3 months 6 months YTD 1 year 3 years 5 years 10 years Annualized Since Inception Cumulative Since Inception NAV Per Share, % -33.30 -38.75 -12.65 -33.99 -36.42 -10.15 54.19 -- 14.06 158.05 The performance table shows the Trust's performance for the time periods shown from inception to 7/23/2024. The Trust's performance prior to 7/23/2024 is based on market-determined prices on the OTCQX marketplace and on the Trust's performance without an ongoing share creation and redemption program. Prior to 7/23/2024, the Trust's shares traded at both premiums and discounts to the value of the Trust's assets, less its expenses and other liabilities, which at times were substantial, in part due to the lack of an ongoing redemption program. Effective as of 7/23/2024, the Trust established an ongoing share creation and redemption program and the shares of the Trust were listed to NYSE Arca. Hence, the Trust's returns for periods prior to 7/23/2024 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust's performance for periods subsequent to 7/23/2024. I AGREE How to Invest in ETHE Grayscale Ethereum Trust (Ticker: ETHE) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for ETHE on your platform of choice.

ETHE Resources ETHE Factsheet 12/31/2024 Read More ETHE Prospectus 10/03/2024 Read More FAQs Have more questions? Please reach out to a portfolio consultant at info@grayscale.com or call us at 866-775-0313. Collapse All What is ETHE? ETHE is one of the first spot Ether ETPs in the US. A spot Ether ETP is solely and passively invested in Ether, whose shares are designed to track the price of Ether. ETHE allows investors to gain exposure to Ether through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Similar to how investors use ETFs to hold other commodities, like gold or silver, they can now invest in Ether through ETHE. ETHE owns and passively holds actual Ether through our Custodian, Coinbase Custody. ETHE does not trade, buy, sell or hold Ether derivatives, including Ether futures contracts. This product is not levered. What was ETHE pre-ETP? From 2019 until 7/23/2024, shares of ETHE were publicly-quoted on the OTCQX Market. Please view our FAQ on Grayscale’s product lifecycle to learn more. On 7/23/2024, ETHE uplisted to NYSE Arca as a spot Ether ETP. It now creates and redeems shares on an ongoing basis as part of its ETP structure. Where can I buy ETHE? ETHE trades on NYSE Arca, and is available through most brokerage accounts, including Fidelity, Schwab, Robinhood, and others. To invest, click here to be redirected to your brokerage platform or simply search for ETHE on your platform of choice. What index does ETHE track? ETHE tracks the CoinDesk Ether Price Index (ETX), which provides a USD-denominated reference rate for the price of spot Ether. What is the difference in purchasing ETHE as opposed to purchasing Ether outright? ETHE allows investors to gain exposure to Ether through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Investors may choose ETHE if they prefer the convenience of accessing all their investments on their regular investment platform and purchasing a regulated investment product. What are the product’s fees?

ETHE charges an annual management fee of 2.5%, which includes all of the costs associated with administration and safekeeping of the underlying Ether. There are no other fees. Who is Grayscale? Grayscale enables investors to access the digital economy through a family of registered and future-forward investment products. Founded in 2013, Grayscale has a proven track record and deep expertise as a leading crypto asset manager. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. Why do investors invest in Ether? Investors may want exposure to Ether for portfolio diversification, as an alternative to fiat currency investment, to hedge against conventional markets, and more. Where can I speak to a human about ETHE? Please reach out to our Investor Relations team at info@grayscale.com or call 866-775-0313. Ready to invest? Get Started Stay on top of the latest crypto news and insights Subscribe Crypto ETPs Grayscale Bitcoin Trust ETF Grayscale Bitcoin Mini Trust ETF Grayscale Ethereum Trust ETF Grayscale Ethereum Mini Trust ETF Equity ETFs Grayscale Bitcoin Miners ETF Visit grayscale.com © 2025 Grayscale Operating, LLC. All rights reserved Privacy Policy Terms of Service Social Media Disclosure Grayscale Ethereum Trust ETF (“ETHE” or the “Fund”) has filed a registration statement (including a prospectus) with the SEC for its offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the Fund has filed with the SEC for more complete information about such Fund and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you such prospectus (when available) if you request it by emailing

info@grayscale.com or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for ETHE. Grayscale Investments Sponsors, LLC (“Grayscale”) is the sponsor of ETHE. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and the Fund is not registered under the Investment Company Act of 1940. The Fund is subject to the rules and regulations of the Securities Act of 1933. The Fund holds Ether; however, an investment in the Fund is not a direct investment in Ether. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Smart contracts are a new technology and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of the Fund. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Fund relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Fund. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Fund’s Principal Market NAV per Share calculated in accordance with GAAP. Prior to 7/23/2024, shares of the Fund were offered only in private placement transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were quoted on the OTCQX® Best Market. The Fund did not have an ongoing share creation and redemption program. Effective as of the open of business on 7/23/2024, the shares of the Fund were listed on to NYSE Arca as an exchange-traded product, the Fund established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. The Fund’s investment objective both before and after 7/23/2024 has remained constant, namely to reflect the value of Ether held by the Fund, less the Fund’s expenses and other liabilities. However prior to 7/23/2024, the Fund did not meet its investment objective and the Fund’s shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Fund’s performance prior to 7/23/2024 is based on market-determined prices on the OTCQX, while the Fund’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Fund’s historical data prior to 7/23/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund’s performance following that date. The performance of the Fund before and after 7/23/2024 may differ significantly. Digital Asset Risk Disclosures Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Fund and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Fundis correlated with the value of Ether, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. The Sponsor does not store, hold, or maintain custody or control of the Fund’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Fund’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Fund’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Fund. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. © 2025 Grayscale. All trademarks, service marks and/or trade names (e.g., BITCOIN INVESTING BEGINS HERE™, DROP GOLD®, G™, GRAYSCALE®, GRAYSCALE CRYPTO SECTORS™, GRAYSCALE CRYPTO MINIS™ and GRAYSCALE INVESTMENTS®) are owned and/or registered by Grayscale. All of the content on our site - including text, software, scripts, code, designs, graphics, photos, sounds, music, videos, applications, interactive features, articles, news stories, sketches, animations, stickers, general artwork and other content ("Content") - is owned by Grayscale or others we license Content from, and is protected by copyright, patent and other laws. Grayscale reserves all rights not expressly described herein. COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein.

Grayscale Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.